November 20, 2009

Kathryn McHale, Esq.

Attorney — Advisor

U. S. Securities and Exchange Commission

Washington, D. C. 20549

Dear Ms. McHale:

This letter concerns your letter to H. Anthony Gartshore, President and Chief Executive Officer of First Regional Bancorp, dated October 29, 2009, which includes certain additional comments to the Annual Report on Form 10-K of First Regional Bancorp for the fiscal year ended December 31, 2008.  As previously discussed with members of the Staff, we have requested an additional fifteen (15) business days to respond to the Staff’s comments, or until December 7, 2009.

Assuming that the Staff has no objection to this request, we will proceed to prepare our response to be submitted by December 7, 2009.  Please feel free to contact me at (310) 552-1776 if you have any questions regarding this request.

Very truly yours,

/s/ Steven J. Sweeney

Steven J. Sweeney
General Counsel

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